Mail Stop 4561

October 28, 2008

Mr. Abbas Salih
Chief Executive Officer, Chief Financial Officer, and Director
Strategic Internet Investments, Inc.
Suite 250, 1090 West Georgia Street
Vancouver, BC
Canada V6E 3V7

  Re: Strategic Internet Investments, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 033-28188

Dear Mr. Salih:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Christine Davis
        Assistant Chief Accountant